[Letterhead of Morgan Lewis & Bockius, LLP]

David A. Sirignano

Partner

202.739.5420

dsirignano@morganlewis.com

March 13, 2007

Via Facsimile: (202) 772-9203

and submitted via EDGAR

Michael Pressman, Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Station Place, 100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Wells Real Estate Investment Trust, Inc. (“Wells”)
Schedule TO-T filed February 27, 2007
by Madison Investment Trust Series 79, et al.
File No. 005-80150

Dear Mr. Pressman:

This letter responds to the Staff’s comments conveyed in your letter of March 7, 2007. The numbered paragraphs below correspond to those in your letter.

1. Madison submits that the financial statements of the filing persons are not required under Item 10 as they are not material to investors in the context of a cash offer for only five percent of the outstanding shares. Shareholders considering tendering their shares need to know whether or not a bidder has the resources to consummate the purchases. The disclosure under Section 12, Source of Funds fully discloses the Purchaser’s ability to finance the transaction, in that it indicates Purchaser’s source of funds. Since the offer is for only five percent of the outstanding shares, Madison does not believe that upon completion of the offer, if fully subscribed, the offeror could be considered a “dominant or controlling shareholder,” whose financial statements might be argued to be material to non-tendering shareholders.

2. Madison will amend the offer to disclose that the recently paid dividend reduces the Offer Price according to the terms of the Offer. We also note that Wells has already notified the shareholders in its Schedule 14D-9 filing of the reduced offer price.

3. Madison discloses in the Summary Term Sheet, under “HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?”(page 5) that:

If you hold your Shares directly as the registered owner and you tender your Shares in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and the holder of your Shares tenders them on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult the broker, dealer, commercial bank, trust company or other nominee that holds your Shares to determine whether any charges will apply.” (emphasis added).

Madison believes this disclosure is clear and advises tendering shareholders that their broker may charge them a fee.

4. Madison strongly disagrees with the Staff’s position that a bidder is required to make the disclosures requested by this comment. There is no obligation that a bidder explain in its analysis and methods for setting an offer price. The Staff is requesting bidders to disclose their proprietary business methods, which is not appropriate nor is it necessary for shareholders to make a reasonably informed decision.

Moreover, Madison has already adequately described its pricing method. As stated in the Offer (at page 9):

The Purchaser applies such a discount with the intention of making a profit by holding on to the Shares until the Corporation is liquidated, sold, or listed on a national securities exchange or NASDAQ, at a per-share price that is hopefully at close to the full Estimated Net Asset Value.

Nonetheless, Madison will amend the offer to disclose that it applied a 10.4% discount to the net asset value. Madison will further clarify that it determined that a 10% discount would meet the return targets of its investors, but nevertheless result in a significant number of shareholders opting to sell. Madison does not intend to imply any acceptance of the Staff’s position on this issue and reserves its right not to make comparable disclosure in the future.

5. Madison will amend the Offer to state that “Based upon the Purchaser’s experience, such confirmation will generally occur approximately 10 days after the transfer agent’s receipt of all necessary documentation.” Madison believes that this delay is consistent with the prompt payment obligation, in accordance with previous Commission guidance for tender offers of securities that are transferred on the books and records of the issuer (the Commission’s guidance relates to limited partnerships, but a private REIT such as the issuer here is analogous). See Release No. 34-43069 (July 24, 2000), Section II(D).

6. Madison discloses in Section 13 (at page 18) that determinations are “final and binding upon all parties, subject, of course, to the parties’ ability to seek review of any contested determination by an arbitrator pursuant to Section 16.” Madison believes this is sufficiently clear.

7. The Offer already discloses (at page 2) that the risk presented by Madison’s use of an affiliate to serve as the Depositary is that “No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchaser’s funds and tendered securities, the Purchaser may have access to the securities before all conditions to the Offer have been satisfied and selling Shareholders have been paid; however, neither the Depositary nor the

Purchaser has any rights with respect to the Units prior to the Expiration Date and acceptance by the Purchaser for payment.” Further, the Offer discloses that “Therefore, by virtue of this affiliation, the Depositary may have inherent conflicts of interest in acting as Depositary for the Offer. The Depositary’s role is administrative only, however, and any conflict of interest should not be deemed material to Shareholders.” Madison does not have any further conflicts to disclose.

8. As stated in the Offer, Madison Capital Management, LLC is the manager of the Purchaser, Madison Investment Trust Series 79. In accordance with General Instruction C to Schedule TO, Madison has included the Items 3, 5-8 information with respect to the manager (the equivalent to a general partner) and its officers, directors and control persons. There is no requirement to name the members of the Purchaser. The requirement of Item 1007(a) is to “state the specific sources,” not “provide the identity of” such sources. Especially when compared to the language of Item 1007(d)(1) and the Instruction to Item 1007(d), which specifically refer to the identity or name of parties providing “borrowed funds”, it is clear that Item 1007(a) does not require the identification of persons providing equity capital. Similarly, Item 12 of Schedule TO, referring to Item 1016(a), (b), (d), (g) and (h) of Regulation M-A, does not require the exhibits requested in the comment.

If “financing arrangements” in the comment is meant to refer to loaned funds, then there are no such arrangements to describe. Otherwise, Madison believes the offer already discloses the manner in which the equity capital contributions are made. Such disclosure has been made in many previous tender offers by many other bidders. Madison has reviewed the materials referenced in the comment and has concluded that the members should not be viewed as bidders. The Purchaser is a new series of Madison Investment Trust, which trust was not organized for the purpose of making this offer. Members of the trust do not participate in the management of or otherwise control the Purchaser. No member other than Madison participated in setting the terms of the offer. No member is providing “financing” for the offer, but is providing equity capital to the entity, which is the same for any legal entity. Because the offer thus was not made “on behalf of” any of the equity investors, there is no basis to deem the non-controlling investors to be bidders within the meaning of Rule 14d-1(g)(2). The staff is requesting disclosure that was the subject of a 1989 proposal by the Commission to amend General Instruction C, which instruction the Commission characterized as requiring “a demonstration of control before disclosure of an equity participant is required”; that proposal, however, was never adopted by the Commission. Exchange Act Release No. 26599, 54 FR 10360 (March 13, 1989).

For the foregoing reasons, Madison respectfully declines to provide the information requested by this comment.

Closing Information. Madison acknowledges that :

•	Madison is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Madison may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are filing an amendment concurrently with this letter. We do not believe that the amendment materially changes the information already provided to the security holders. Please contact the undersigned if you have any questions regarding our responses to the Staff’s comments and to advise us if the Staff has any further comments.

Sincerely,

David A. Sirignano

c: R. Grove